Exhibit 99.1

Xinyuan to Host Its Virtual Investor Day on June 30, 2020

BEIJING, June 19, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that it will host its virtual investor day on Tuesday, June 30, 2020 at 9:00 AM ET / 9:00 PM Beijing Time / 6:00 AM PT / 2:00 PM London Time via an online Zoom meeting.

The call will include presentations and prepared Q&A led by Brian Chen, Chief Financial Officer, and Charles Wang, Investor Relations Director to discuss the Company’s latest business developments and questions raised by investors. Attendees will also have the opportunity to participate in live Q&A with the management team.

For those who are interested in joining the call, please use the registration link below to apply and submit your questions:

http://event.31huiyi.com/1880764612/SingleTicket/1880764670?isShowContactInfo=False

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Investor Contact:

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com